SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

August 17, 2005 TSX-VENTURE: SBX

Strait of Juan de Fuca Transmission Lines
Bonneville Power Administration – Transmission Interconnection System Impact Study
Results Indicate BPA System Upgrades Could Increase Olympic Peninsula Corridor to 1100 MW

Sea Breeze Power Corp. is pleased to announce that the results of a Transmission Interconnection System Impact Study commissioned by Bonneville Power Administration (“BPA”), have been posted on the BPA website at: www.transmission.bpa.gov/planproj/netplanning.cfm

The study was designed to analyze the impact on BPA’s Olympic Peninsula transmission network, of the importing and exporting of electric energy made possible by two high-voltage, direct current (“HVDC Light™”) submarine transmission cables proposed to be built across the Strait of Juan de Fuca, by Sea Breeze Pacific Juan de Fuca Cable, LP (“Sea Breeze Pacific JDF”).

Results of the study indicate that, subject to certain upgrades of the BPA system on and south of the Olympic Peninsula, a transmission corridor of up to 1100 MW (bi-directional) stretching from the Olympia Substation (located near Olympia, Washington) to the proposed submarine cable terminals at Port Angeles and Fairmont Substations on the north end of the Olympic Peninsula, could be achieved by the construction of the two Juan de Fuca cable projects presently under development by Sea Breeze Pacific JDF.

The new submarine cables would cross the international border beneath the Strait of Juan de Fuca, linking Vancouver Island, British Columbia, with the Olympic Peninsula in Washington State.

John Tompkins, Chief Operating Officer of Sea Breeze Pacific JDF, noted that

“As each of the two proposed HVDC Light™ Strait of Juan de Fuca transmission interconnections (“JDF”) are fully controllable and have a rated capacity in excess of 500 MW, the power corridor would extend north to the JDF interconnection points in British Columbia. Additionally, we believe that BPA’s Olympic Peninsula reinforcements noted in the report can be easily further enhanced to extend the corridor south from Olympia to the Allston Substation, located approximately 40 miles north of Portland Oregon at the Oregon/Washington border. These enhancements will be analyzed and cost determined in our currently ongoing Inter-regional Study.”

Mr. Tompkins further noted “Beyond easing existing transmission constraints within Washington State, the Juan de Fuca cables have also been designed to provide additional transmission reliability to Vancouver Island, which is facing a reliability shortfall after 2007 as a result of the planned de-rating for old submarine cables presently serving Vancouver Island from the Lower Mainland of British Columbia.”

The Electrical Systems Consulting Group of ABB Inc., in Raleigh, North Carolina, under contract and direction of BPA, conducted BPA’s Transmission Interconnection System Impact Study, as well as the earlier completed Transmission Interconnection Feasibility Study.

Within British Columbia, a feasibility study of the impacts on the British Columbia grid system to interconnect, and the reinforcements needed to move power to and from Victoria, British Columbia from other points within the province, is currently in progress. ABB Inc.’s Electrical Systems Consulting Group was also contracted by BC Transmission Corporation to conduct this feasibility study.

An auction for transmission scheduling rights on the proposed cables, managed by the New York based project finance department of Société Générale’s Corporate Investment Bank, is scheduled to be held this fall.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.257
	Voice:	604-689-2991 ext.257
	Fax:	604-689-2990

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